UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ginkgo Bioworks Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37611X100
(CUSIP Number)

Andrew Genser
General Counsel
55 Railroad Avenue
Greenwich, Connecticut 06830
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 37611X100		Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 shares of Common Stock that were exchanged for 288,000,000 shares of Class C Common Stock.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES PARENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 7 of 12 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 8 of 12 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 9 of 12 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,055,144 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,055,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,055,144 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5 of the Schedule 13D.

2.
The percentages set forth herein are based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 10 of 12 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 1, 2021 (collectively, the “Schedule 13D”), relating to the Class A Common Stock (the “Common Stock”), par value $0.0001 per share, of Ginkgo Bioworks Holdings, Inc., a corporation incorporated in Delaware, United States (the “Issuer” or “Company”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.  No additional consideration was paid by the Reporting Persons for the Exchange (as defined in Item 4 of this Amendment No. 2).

Item 4.	Purpose of Transaction

Item 4 of Amendment No. 1 is hereby amended and restated in its entirety and then further supplemented as follows:

VGOP entered into a Stockholders Agreement with the Company on September 27, 2021, as amended and restated on October 1, 2021 and again on March 2, 2022, pursuant to which, subject to the approval of the Company’s board of directors (the “Board”), VGOP agreed to surrender to the Company a number of shares of Common Stock directly held by VGOP (and beneficially owned by the Reporting Persons), at no cost, equal to the lesser of (i) 288,000,000 shares of Common Stock (provided that if this would result in VGOP beneficially owning more than 4.99% of the outstanding Common Stock immediately following the Exchange (as defined herein), then such number shall be adjusted (solely to the extent of Merger Consideration Shares (as defined in the Stockholders Agreement) beneficially owned by VGOP) so that VGOP beneficially owns no more than 4.99% of the outstanding Common Stock immediately following the Exchange) and (ii) the excess of (A) the product of 19.5% multiplied by 1,500,040,967 shares of Common Stock, over (B) the number of Dissenting Shares (as defined in the Stockholders Agreement) (the “Original Shares”), and the Company agreed to accept such surrender of shares and to issue an equal number of shares of Class C Common Stock to VGOP in exchange therefor (the “Exchange”).

The Class C Common Stock is convertible into Common Stock, on a one-for-one basis and at the holder’s option, upon at least sixty-one (61) days’ prior written notice to the Company.  Accordingly, once the Exchange is effected, the Reporting Persons will no longer be deemed to beneficially own the Original Shares of Common Stock subject to the Exchange.

The Company has represented to VGOP that the Board has approved the Exchange.  On March 2, 2022, VGOP submitted to the Company a notice of its irrevocable election to effect the Exchange.  Accordingly, as of March 2, 2022, the Reporting Persons no longer are deemed to beneficially own the 288,000,000 Original Shares of Common Stock subject to the Exchange.

Separate and independent from the Exchange, effective November 15, 2021, 9,028,042 Earn-Out Shares ceased being subject to forfeiture.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 11 of 12 Pages
Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 51,055,144 shares of Common Stock, which represents approximately 4.99% of the outstanding Common Stock. This amount consists of (i) 14,942,974 shares of Common Stock held directly by VGOP, (ii) 9,028,042 shares of Common Stock representing Earn-Out Shares beneficially owned by VGOP that are no longer subject to forfeiture, and (iii) 27,084,128 shares of Common Stock representing Earn-Out Shares beneficially owned by VGOP that are subject to forfeiture to the extent certain price targets described in Item 3 of the Original Schedule 13D are not satisfied.

The foregoing beneficial ownership percentage is based on 1,022,783,159 shares of Common Stock outstanding, which represents the difference between (i) the 1,310,783,159 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s prospectus on Form 424B3 filed on December 10, 2021, and (ii) the 288,000,000 Original Shares that were returned to the Issuer.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 51,055,144 shares of Common Stock directly beneficially owned by VGOP.

(c) The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) As of the date hereof, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Except as otherwise set forth in the Schedule 13D, as amended by Amendment No. 2, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

SCHEDULE 13D
CUSIP No.: 37611X100		Page 12 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

March 4, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).